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                              July 1, 2020

       Craig McCaw
       Cheif Executive Officer
       Holicity Inc.
       2300 Carillon Point
       Kirkland, WA 98033

                                                        Re: Holicity Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 9,
2020
                                                            CIK No. 0001814329

       Dear Mr. McCaw:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted June 9, 2020

       Risk Factors, page 29

   1. You disclose on page 55 that public stockholders will incur an immediate and substantial dilution of
approximately 6.6%, or $0.66 per share, representing the difference between the pro forma net
tangible book value per share after this offering of $9.34 and the initial offering price of
$10.00 per unit. Per your disclosure on page 65, public stockholders will actually incur dilution
of $9.34 and the pro forma net tangible book value per share after this offering will be
$0.66 per share. Please revise your disclosure to correct this apparent discrepancy.
 Craig McCaw
FirstName   LastNameCraig McCaw
Holicity Inc.
Comapany
July 1, 2020NameHolicity Inc.
July 1,2 2020 Page 2
Page
FirstName LastName
Capitalization, page 67

2. Please enhance your disclosure to clearly show how you are arriving at each as adjusted amount in the notes to your capitalization table. You should also disclose any significant estimates and/or assumptions used to arrive at each of these amounts. Principal Stockholders, page 107

3. Please add each of your named executive officers to the table. Refer to Item 403(b) of
         Regulation S-K.
Financial Statements
Statement of Cash Flows, page F-6

4. Per your balance sheet, you had accrued expenses of $14,213 as of June 4, 2020. As such, please help us understand why you have presented a change in accrued expenses of $1,278 on your cash flows statement.
Financial Statements
Note 5 - Commitments and Contingencies
Registration Rights, page F-13

5. It appears you will enter into a registration rights agreement prior to or on the effective date of this offering. Please disclose whether you anticipate any maximum cash penalties under the registration rights agreement and/or any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.
       You may contact Jeff Gordon at 202-551-3866 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact
Erin Purnell at 202-551-3454 or Jay Ingram at 202-551-3397 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing